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________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM T-3

                   APPLICATION FOR QUALIFICATION OF INDENTURE
                     UNDER THE TRUST INDENTURE ACT OF 1939

                          CENTRAL TERMICA GUEMES S.A.
--------------------------------------------------------------------------------
                              (Name of applicant)

                           Ruta Nacional 34, Km. 1135
                      Guemes, Province of Salta, Argentina
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

                  SECURITIES TO BE ISSUED UNDER THE INDENTURE
                                TO BE QUALIFIED:

               TITLE OF CLASS                        AMOUNT
--------------------------------------------------------------------------------
         Variable Rate Notes due 2010             US$54,000,000

Approximate date of proposed public offering: As soon as practicable after this application for qualification becomes effective.

Name and address of agent for service:            With a copy to:

Carlos Peralta                                    Eduardo Vidal, Esq.
Chief Executive Officer, President                Rachel Gonzalez, Esq.
and General Manager                               Morgan, Lewis & Bockius LLP
Central Termica Guemes S.A.                       101 Park Avenue
Avenida Reyes Catolicos Nro 1330                  New York, NY 10178
Salta, Province of Salta, Argentina 4408


     The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the obligor.
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                                    GENERAL

1.   General Information
     -------------------

     Furnish the following as to the applicant:

     (a)  Form of organization:

          The applicant, Central Termica Guemes S.A. ("CTG"), is a corporation (sociedad anonima).

     (b)  State or other sovereign power under the laws of which organized:

          CTG is organized under the laws of the Republic of Argentina.

2.   Securities Act Exemption Applicable
     -----------------------------------

     State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

     In connection with CTG's court-supervised reorganization (concurso preventivo) and CTG's plan of financial restructuring (the "Plan"), holders of Old Notes (the "Noteholders") will receive the following upon the approval of the Plan by the court in Salta, Argentina, in exchange for the Old Notes: (i) an aggregate of US$6,000,000 in cash and (ii) Variable Rate Notes due 2010 in an aggregate of US$54,000,000 to be issued by CTG under the Indenture to be qualified hereby. The terms of the Plan are contained in CTG's Consent Solicitation and Information Memorandum dated July 10, 2000.

     Since the New Notes are being offered in exchange for the Old Notes, the issuance of the New Notes to the Noteholders is exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to section 3(a)(9) thereunder. No New Notes will be issued before the effective date of this application for qualification.

     There have not been, nor will there be any sale of securities of the same class by CTG or by or through an underwriter at or about the same times as the Old Notes are exchanged for the New Notes in accordance with the Plan. The only consideration given in connection with the note exchange has been paid to Bondholder Communications Group for their services as the balloting agent for the consent solicitation.

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                                  AFFILIATIONS

3.   Affiliates
     ----------

     Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

     The affiliates listed in this Application will continue to be affiliates of CTG upon the issuance of the New Notes and the consummation of the Plan.

     For purposes of this Application, the directors and executive officers of CTG named in response to Item 4 hereof may be deemed affiliates of CTG by virtue of the positions held by such persons with CTG.

     The following table sets forth the affiliates of CTG, in addition to the aforementioned directors and executive officers, as of July 31, 2000:

          Affiliates                                   Percentage of Voting
          ----------                                   --------------------
                                                       Securities of CTG Owned
                                                       -----------------------

Powerco S.A..................................................   60%

Subsecretaria de Servicios Financieros -
Ministerio de Energia, Electrica, Obra Y
Servicios Publicos (Argentine Government)....................   30%

Sindicacion de Acciones de Beneficiarios
del Programa de Propiedad Participada........................   10%


                            MANAGEMENT AND CONTROL

4.   Directors and Executive Officers
     --------------------------------

     List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

     The following table sets forth the names of all members of the Supervisory Committee, directors and officers of CTG, and all positions held with CTG by each such person, as of July 31, 2000:

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
     Name                                               Office
     ----                                               ------
Carlos Armando Peralta                           Chief Executive Officer, President, General
Central Termica Guemes S.A.                      Manager
Avenida Reyes Catolicos Nro 1330
Salta, Province of Salta, Argentina 4408

Marcelo Sergio Martos                            Vice President, Commercial Manager
Central Termica Guemes S.A.
Avenida Reyes Catolicos Nro 1330 Salta,
Province of Salta, Argentina
4408

Dante Raul Apaza                                 Director, System and Communication Manager
Central Termica Guemes S.A.
Avenida Reyes Catolicos Nro 1330 Salta,
Province of Salta, Argentina
4408

Leonardo Juan Galia                              Director, Production Manager
Central Termica Guemes S.A.
Avenida Reyes Catolicos Nro 1330 Salta,
Province of Salta, Argentina
4408

Ruben Daniel Arguello                            Director, Personal Manager
Central Termica Guemes S.A.
Avenida Reyes Catolicos Nro 1330 Salta,
Salta Province Argentina
4408

Claudio Villagra                                 Director
Hipolito Irigoyen Nro 250
10th Floor, Office 1004
Buenos Aires, Argentina 1310
4408

Jose Luis Tamagnini                              Director
Sarmiento 1574
2nd Floor, Office H
Buenos Aires, Argentina 1042
4408

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
Higinio Daniel Romano                            Director
Central Termica Guemes S.A.
Avenida Reyes Catolicos Nro 1330 Salta,
Province of Salta, Argentina
4408

Sergio Marcelo Fernandez                         Alternate Director, Maintenance and
Central Termica Guemes S.A.                      Engineering Manager
Avenida Reyes Catolicos Nro 1330 Salta,
Province of Salta, Argentina
4408

Jorge Alberto Reston                             Alternate Director, Financial Controller
Central Termica Guemes S.A.
Avenida Reyes Catolicos Nro 1330 Salta,
Province of Salta, Argentina
4408

Lauro Paz                                        Alternate Director
Central Termica Guemes S.A.
Avenida Reyes Catolicos Nro 1330 Salta,
Province of Salta, Argentina
4408

Ruben Roberto Ruival                             Supervisor
Florida 234
Buenos Aires, Argentina 1041
Armando Simesen de Bielke                        Supervisor
Zuviria 868
Salta, Salta Province Argentina 4400

Angel Carniel                                    Supervisor
Aguero 1956, 5to "B"
Buenos Aires, Argentina 1327

Washington Alvarez                               Alternate Supervisor
Alvarez& Cornejo Costas
Simon Bolivar 89
Salta, Argentina 4400

Carlos A. Palla                                  Alternate Supervisor
Carlos Palla & Asociados
Marcelo T. de Alvear 925, Piso 7
Buenos Aires, Argentina 1058

Arturo Jorge Zaera                              Alternate Supervisor
Avenida Corrientes 389
Buenos Aires, Argentina 1327



5.  Principal Owners of Voting Securities
    -------------------------------------

     Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.

     As of July 31, 2000, and continuing upon the issuance of the New Notes, CTG believes that the following persons will each beneficially own more than 10% of the voting securities of CTG as set forth below:

                                      Title of              Amount of          Percent
Name                                 Class Owned      Beneficial Ownership     of Class
----                                 -----------      --------------------     --------
Powerco S.A.                       Class A Common           37,743,600            60%

Subsecretaria de Servicios         Class B Common           18,871,800            30%
Financieros - Ministerio de
Energia, Electrica, Obra Y
Servicios Publicos (Argentine
Government)

Sindicacion de Acciones de         Class C Common            6,290,600            10%
Beneficiarios del Programa de
Propiedad Participada


                                  UNDERWRITERS

6.   Underwriters
     ------------

     Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in
     (a), give the title of each class of securities underwritten.

     (a) In the three years prior to the filing of this application, no person acted as an underwriter for any securities of CTG.

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     (b)   There is no underwriter for the New Notes.


                               CAPITAL SECURITIES

7.   Capitalization
     --------------

     (a) Furnish the following information as to each authorized class of securities of the applicant.



                              As of July 31, 2000


-------------------------------------------------------------------------------
Title of Class             Amount Authorized      Amount Issued and Outstanding
--------------             -----------------      -----------------------------
Class A Common Stock,
Ps $1.00 Par Value            37,743,600                     37,743,600

Class B Common Stock,
Ps $1.00 Par Value            18,871,800                     18,871,800

Class C Common Stock,
Ps $1.00 Par Value             6,290,600                      6,290,600

12% Notes due 2001         US$60,000,000 in               US$60,000,000 in
                           principal amount               principal amount



                  As of the Date of Issuance of the New Notes
--------------------------------------------------------------------------------

Title of Class             Amount Authorized      Amount Issued and Outstanding
--------------             -----------------      -----------------------------

Class A Common Stock,
Ps $1.00 Par Value           37,743,600                   37,743,600

Class B Common Stock,
Ps $1.00 Par Value           18,871,800                   18,871,800

Class C Common Stock,
Ps $1.00 Par Value            6,290,600                    6,290,600

Variable Rate Notes due   US$54,000,000 in             US$54,000,000 in
 2010                     principal amount             principal amount


                                       7
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     (b)  Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.


     Each share of Class A, Class B and Class C Common Stock entitles the holder thereof to one vote and each Class of shareholders may elect that number of directors which equals such Class's proportional percentage of all then issued and outstanding shares of Common Stock. Except as described in the foregoing sentence, no Class of shares of CTG's Common Stock has any preferential voting rights.


                              INDENTURE SECURITIES

8.   Analysis of Indenture Provisions
     --------------------------------

     Insert at this point the analysis of indenture provisions required under
     Section 305(a)(2) of the Act.

     The New Notes will be issued under an Indenture (the "Indenture") between CTG and The Bank of New York, as Trustee (the "Trustee", which term includes any successor as Trustee under the Indenture), Co-Registrar and Principal Paying Agent, Banco Rio de la Plata S.A., as Registrar and Paying Agent and Kredietbank S.A. Luxembourgeoise, Grand Duchy of Luxembourg, as Luxembourg Co-Registrar and Paying Agent. The following is a general description of certain provisions of the Indenture to be qualified, and the description is qualified in its entirety by reference to the form of the Indenture to be qualified, filed as an exhibit hereto. Terms used herein without definition have the same meanings as in the Indenture.

     (a)  Definition of Default; Withholding Notices

     The Indenture provides that if an Event of Default occurs and is continuing, then the Trustee or the Holders of not less than 25% in aggregate principal amount of the Outstanding Notes may declare the principal amount of all the New Notes to be due and payable immediately, by a notice in writing to CTG, and upon any such declaration such principal amount and any accrued interest shall become immediately due and payable, except that if certain Events of Default occur, the principal of, and any accrued interest on the Notes then Outstanding shall become immediately due and payable. (Section 2.3)

     The Indenture provides that no holder of Senior Secured Notes, as such, may institute any action against CTG under the Indenture (except actions for payment of overdue principal, Additional Amounts or interest on the New Notes) unless
(i) such Holder has previously given written notice to the Trustee of a continuing Event of Default, (ii) the Holders of not less than 25% in principal amount of the Outstanding Notes shall have made written request to the Trustee

                                       8
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to institute proceedings in respect of such Event of Default in its own name as
Trustee, (iii) such Holder or Holders have offered to the Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request, (iv) the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding, and (iv) no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in principal amount of the outstanding New Notes. (Section 6.6).

     Events of Default are defined in the Indenture as being any one of the following events:

          (1) default by CTG in the payment of any principal, interest or Additional Amounts due on the New Notes and, only with respect to interest and Additional Amounts, such default continues for a period of 10 days; or

          (2) default in the performance or observance of any term, covenant or obligation of CTG in the New Notes or the Indenture, not otherwise expressly defined as an Event of Default, for a period of more than 60 days after here has been given, by registered or certified mail, to CTG by the Trustee or by Holders of a majority in aggregate principal amount of the Outstanding Notes a written notice specifying such default or breach and requiring it to be remedied; or

          (3) any other present or future Indebtedness of CTG becomes due and payable prior to its stated maturity as a result of any default (however defined), or any such Indebtedness is not paid when due or, as the case may be, within any applicable grace period, or CTG fails to pay when due or, as the case may be, within any applicable grace period, any amount payable by it under any present or future guarantee for, or indemnity in respect of, any moneys borrowed, provided that the aggregate amount of the relevant Indebtedness, guarantees and indemnities in respect of which one or more of the events mentioned above have occurred equals or exceeds US$6,000,000 or its equivalent (as reasonably determined by the Trustee); or

          (4) a resolution is passed or adopted by the Board of Directors or shareholders of CTG, or a final judgment of a court of competent jurisdiction is made, that CTG be wound up or dissolved, other than in connection with certain transactions otherwise permitted by this Indenture, or an attachment, execution seizure before judgment or other legal process is levied or enforced upon part of the property of CTG which is material to the condition, financial or otherwise, or to the earnings, operations, business affairs or business prospects of CTG, or a court having jurisdiction enters a decree or order for relief in respect of the Company in an involuntary bankruptcy or reorganization under Argentine Law No. 24,522 or any applicable bankruptcy, insolvency or other similar law now or hereafter in effect or appointment of an administrator, receiver, trustee or intervenor for CTG for all or substantially all of the Property of CTG, or CTG commences a voluntary bankruptcy or reorganization under Argentine Law No. 24,522 or any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, consents to the appointment of or taking possession by an administrator, receiver, trustee, or intervenor for CTG for all or substantially all of the Property of CTG, or effects any general assignment for the benefit of creditors, or a moratorium is agreed or declared in respect of any Indebtedness of CTG, or any governmental agency condemns, seizes compulsorily purchases or expropriates 10% or more of the assets of CTG considered as one enterprise, subject in each of the foregoing cases to any applicable exceptions and grace and cure periods; or

          (5) a final judgment or judgments for the payment of money aggregating in excess of US$6,000,000 are rendered against one or more of CTG which judgments are not, within 60 days after entry thereof, bonded, paid, discharged or stayed pending appeal, or are not discharged within 60 days after the expiration of such stay. (Section 6.1).

     The Indenture provides that the Trustee shall, within 90 days after a Responsible Officer of the Trustee obtains actual knowledge of the occurrence of an Event of Default, mail to all Holders notice of such default, unless such default shall have been cured or waived. (Section 6.11).

     The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during default, to exercise the rights and powers vested in it by the Indenture, to use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs and to not be held responsible for any loss or liability incurred without negligence or bad faith. (Section 7.2).

     (b) Authentication and Delivery of Senior Secured Notes; Application of Proceeds

     The Indenture provides that the New Notes shall be executed manually or by facsimile on behalf of CTG by a director of CTG and by a member of the
Supervisory Committee or Syndic of the Company.   A New Note shall not be valid
unless it bears thereon a certificate of authentication substantially in the form provided for in the Indenture, executed by the Trustee by the manual signature of one of its authorized signatories. (Section 3.2, 3.3, 3.4).

     All New Notes will be in issued in fully registered global form, without coupons. New Notes will be represented by interests in the DTC Unrestricted Global Security (the "Global Security"). The Global Security will be deposited on or about the Effective Date with a custodian for DTC and registered in the name of a nominee for DTC. (Section 3.5).

     The New Notes along with cash payments are being offered in exchange for the Old Notes. No cash proceeds will be received by CTG in connection with the exchange.

     (c) Release or Release and Substitution of any Property Subject to the Lien of the Indenture

     None.

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     (d)  Satisfaction and Discharge of the Indenture

     The Indenture shall, upon CTG's request, cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of New Notes and except as otherwise specifically provided in the Indenture) and the Trustee, on demand of and at the expense of CTG, shall execute proper instruments acknowledging satisfaction and discharge of the Indenture, when the following events occur:

          (1) either all New Notes theretofore authenticated and delivered (other than New Notes which have been destroyed, lost or stolen and which have been replaced or paid and New Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by CTG and thereafter repaid to CTG or discharged from such trust) have been delivered to the Trustee for cancellation; or all such New Notes not theretofore delivered to the Trustee for cancellation have become due and payable and CTG has irrevocably deposited or caused to be irrevocably deposited with the Trustee as trust funds in trust for the purpose an amount sufficient to pay and discharge the entire indebtedness on such New Notes not theretofore delivered to the Trustee for cancellation, for principal, interest and Additional Amounts, if any, to the date of such deposit (in the case of New Notes which have become due and payable);

          (2) CTG has paid or caused to be paid all other sums payable hereunder by CTG; and

          (3) CTG has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of the Indenture have been complied with. (Section 11.1)

     (e)  Statement as to Compliance

     Upon any application or demand by CTG to the Trustee to take any action under any provision of the Indenture, CTG shall furnish to the Trustee an Officers' Certificate stating that all conditions precedent provided for in this Indenture relating to the proposed action have been complied with and an Opinion of Counsel stating that in the opinion of such counsel all such conditions precedent have been complied with, except that in the case of any such application or demand as to which the furnishing of such documents is specifically required by any provision of the Indenture relating to such particular application or demand, no additional certificate or opinion need be furnished.

     Each certificate or opinion provided for in the Indenture and delivered to the Trustee with respect to compliance with a condition or covenant provided for in the Indenture (other than the Officers' Certificate provided pursuant to Section 5.3 of the Indenture) shall include (a) a statement that the person making such certificate or opinion has read such covenant or condition and the definitions herein relating thereto, (b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate

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or opinion are based, (c) a statement that, in the opinion of such person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with, and (d) a statement as to whether or not, in the opinion of such person, such condition or covenant has been complied with. (Section 12.5).


9.   Other Obligors
     --------------

     Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

     New Notes are solely the obligation of the Company and are not otherwise guaranteed by any person or entity.

     Contents of Application for Qualification.
     -----------------------------------------

     This application for qualification comprises:

     (a)   Pages numbered 1 through 13, consecutively.

     (b)   A statement of eligibility and qualification of the Trustee on Form
 T-1

     (c) The following exhibits in addition to those to be filed as part of the statement of eligibility and qualification of the Trustee:

     *T3B(1)   By-laws of Central Termica Guemes S.A. dated July 27, 1992.

     *T3B(2) Amendment to By-laws of Central Termica Guemes S.A. dated September 8, 1992.

     *T3C Indenture, dated as of September __, 2000, to be entered into between Central Termica Guemes S.A. and The Bank of New York, as Trustee, relating to the New Notes.

     *T3E Consent Solicitation and Offering Memorandum dated July 10, 2000 and accompanying materials.

     *T3F      Cross-reference sheet (Included as part of Exhibit T3C).

     __________________

     *  Filed herewith.

                                       12
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                                   SIGNATURES

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Central Termica Guemes S.A., a company organized and existing under the laws of the Republic of Argentina, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Salta, and the Province of Salta, Argentina, on the 25th day of August, 2000

                                   CENTRAL TERMICA GUEMES S.A.


                                   By: /s/ Carlos Armando Peralta
                                       -----------------------------------
                                           Name:  Carlos Armando Peralta
                                           Title: Chief Executive Officer,
                                                  President and General Manager


Attest: /s/ Maria E. Pereyra       By: /s/ Jorge A. Reston
       -------------------------      ------------------------------
            Maria E. Pereyra          Name:  Jorge A. Reston
                                      Title: Controller

                                       13